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PROXY FORM

ANNUAL MEETING

HYDRO ONE LIMITED

WHEN:
FRIDAY, MAY 8, 2020 AT 9:30 AM EDT

WHERE:
WWW.VIRTUALSHAREHOLDERMEETING.COM/HRNNF2020

STEP 1 REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER IS LOCATED BELOW.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: **ENGLISH: 1-800-474-7493** OR **FRENCH: 1-800-474-7501**

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR BEFORE VOTING.

G-13122017

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS BY 9:30 A.M. EDT ON THE PROXY DEPOSIT DATE

CONTROL NO.:→

PROXY DEPOSIT DATE: MAY 6, 2020

INSTRUCTIONS:

1. **This proxy is solicited by and on behalf of Management.**

2. **You have the right to appoint a different person or company (with appropriate documentation) of your choice, who need not be a shareholder, to rep resent you at the virtual Annual Meeting of Shareholders of Hydro One Limited.** If you wish to appoint a person other than the persons whose names are printed herein (management proxyholders), please insert the name of your chosen proxyholder and provide a unique **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBE** for your appointee to access the virtual meeting in the space provided either online at www.proxyvote.com or on the reverse. The shares represented by this proxy form may be voted at the discretion of the proxyholder with respect to amendments or variations to the matters identified in the notice of meeting and with respect to other matters that may properly be brought before the virtual meeting.

   You **MUST** provide your appointee the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** in order for your appointee to access the meeting. Appointees can only be validated at the meeting using the **EXACT NAME** and **EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter.

   IF YOU DO NOT PROVIDE THE EXACT NAME AND CREATE AN EIGHT CHARACTER APPOINTEE IDENTIFICATION NUMBER, YOUR APPOINTEE WILL NOT BE ABLE TO ACCESS THE VIRTUAL MEETING.

3. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual, documentation evidencing your power to sign this form of proxy with signing capacity stated may be required.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Proxy Tabulation, P.O. Box 3700, STN Industrial Park, Markham, ON, L3R 9Z9, Canada, by 9:30 a.m. EDT, on Wednesday, May 6, 2020, or if the meeting is postponed or adjourned, proxies submitted must be received no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time the meeting is reconvened.

5. In order to expedite your vote, you may use a touch-tone telephone or the Internet. To vote by telephone, call toll free 1-800-474-7493 (English) or 1-800-474-7501 (French).You will be prompted to provide your control number located above. The telephone or Internet voting service is not available on the day of the meeting and the telephone system cannot be used if you designate another person to attend on your behalf. To vote via the Internet, go to www.proxyvote.com and follow the simple instructions. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual

6. The form of proxy should be signed in the exact manner as the name appears on the form of proxy.

7. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder.

8. **The shares represented by this form of proxy will be voted as directed. If no voting preferences are indicated on the reverse, the management proxyholders will vote as recommended by management.**

9. This form of proxy should be read in conjunction with the accompanying documentation provided by management.

PLEASE SEE OVER

PROXY FORM

HYDRO ONE LIMITED

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	FRIDAY, MAY 8, 2020 AT 9:30 AM EDT
RECORD DATE:	MARCH 20, 2020
PROXY DEPOSIT DATE:	MAY 6, 2020
ACCOUNT NO:	

CUID:

CUSIP:

CONTROL NO.: →

STEP 2 — APPOINT A PROXY (OPTIONAL)

APPOINTEE(S): I/WE, BEING HOLDER(S) OF HYDRO ONE LIMITED SHARES HEREBY APPOINT TIMOTHY HODGSON, OR FAILING HIM, MARK POWESKA

OR the appointee designated below as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of Hydro One Limited (even if these matters are not set out in this form of proxy or in the circular) to be held via live audio webcast online at www.virtualshareholdermeeting.com/HRNNF2020 on Friday, May 8, 2020 at 9:30 a.m. Eastern time, and at any adjournment(s) or postponement(s) thereof.

Change Appointee

If you wish to designate another person to attend, vote and act on your behalf at the meeting, or any adjournment or postponement thereof, other than the person(s) specified above, print your name or the name of the other person attending the meeting in the space provided herein and provide a unique **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER USING ALL BOXES** for your Appointee to access the virtual meeting. You may choose to direct how your Appointee shall vote on matters that may come before the meeting or any adjournment or postponement thereof. Unless you instruct otherwise your Appointee will have full authority to attend, vote, and otherwise act in respect of all matters that may come before the meeting or any adjournment or postponement thereof, even if these matters are not set out in the form of proxy or the circular for the meeting.

You **MUST** provide your Appointee the **EXACT NAME** and an **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** to access the virtual Meeting. Appointees can only be validated at the Virtual Shareholder Meeting using the **EXACT NAME** and **EIGHT (8) CHARACTER APPOINTEE IDENTIFICATION NUMBER** you enter below.

PLEASE PRINT APPOINTEE NAME INSIDE THE BOX → ☐

MAXIMUM 22 CHARACTERS - PLEASE PRINT CLEARLY

CREATE AN EIGHT (8) CHARACTER IDENTIFICATION NUMBER FOR YOUR APPOINTEE → ☐ ☐ ☐ ☐ ☐ ☐ ☐ ☐

MUST BE EIGHT CHARACTERS IN LENGTH - PLEASE PRINT CLEARLY

E-RS

STEP 3 — COMPLETE YOUR VOTING DIRECTIONS

01 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD		FOR	WITHHOLD
01 CHERIE BRANT	☐	☐	07 RUSSEL ROBERTSON	☐	☐
02 BLAIR COWPER-SMITH	☐	☐	08 WILLIAM SHEFFIELD	☐	☐
03 DAVID HAY	☐	☐	09 MELISSA SONBERG	☐	☐
04 TIMOTHY HODGSON	☐	☐	10 SUSAN WOLBURGH JENAH	☐	☐
05 JESSICA MCDONALD	☐	☐			
06 MARK POWESKA	☐	☐			

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **HIGHLIGHTED TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

02 APPOINTMENT OF EXTERNAL AUDITORS

APPOINT KPMG LLP AS EXTERNAL AUDITORS FOR THE ENSUING YEAR AND AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

FOR ☐ WITHHOLD ☐

03 SAY ON PAY

ADVISORY RESOLUTION ON HYDRO ONE LIMITED'S APPROACH TO EXECUTIVE COMPENSATION.

FOR ☐ AGAINST ☐

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

TO RECEIVE ANNUAL AND/OR INTERIM FINANCIAL STATEMENTS AND ACCOMPANYING MANAGEMENT'S DISCUSSION AND ANALYSIS, PLEASE MARK THE APPLICABLE BOX.

ANNUAL ☐ INTERIM ☐

STEP 4 — THIS DOCUMENT MUST BE SIGNED AND DATED

SIGNATURE(S) ***INVALID IF NOT SIGNED***

M M D D Y Y